UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Thunder Bridge Capital Partners IV, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88605L 107
(CUSIP Number)

Gary A. Simanson 9912 Georgetown Pike Suite D203 Great Falls, Virginia 22066 Telephone: (202) 431-0507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88605L 107	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS

TBCP IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 88605L 107	Schedule 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS

Gary A. Simanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 88605L 107	Schedule 13D	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons (as defined below) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on June 29, 2023 (the “Schedule 13D”) as a result of the closing of the Business Combination (as defined below) as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on December 10, 2024.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Schedule 13D/A is filed on behalf of TBCP IV, LLC, a Delaware limited liability company (the “Sponsor”), and Gary A. Simanson (collectively, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the Business Combination Agreement, dated March 22, 2022, as amended, by and among the Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (the “Issuer”), Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”) (which was converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Coincheck Group N.V. immediately prior to the Business Combination), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”) (the transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination”) on December 10, 2024, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of PubCo. As a result of the Business Combination, each issued and outstanding share of Class A common stock of the Issuer was exchanged for an ordinary share of PubCo. Further, each private placement unit, each consisting of one share of Class A common stock and one-fifth of one warrant, each whole warrant exercisable to purchase one share of Class A common stock of the Issuer, (the “Private Placement Units”) held by the Sponsor were automatically separated and exchanged into one ordinary share of PubCo and one-fifth of one warrant, each whole warrant exercisable to purchase one ordinary share of PubCo.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

TBCP IV, LLC

a)		Amount beneficially owned: 0	Percentage: 0.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 88605L 107	Schedule 13D	Page 5 of 6

Gary A. Simanson

a)		Amount beneficially owned: 0	Percentage: 0.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

The Sponsor is controlled by its managing member, Gary A Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) As of December 10, 2024, each of the Reporting Persons ceased to beneficially own more than 5% of the Class A common stock outstanding.

CUSIP No. 88605L 107	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2024	TBCP IV, LLC

	By:	/s/ Gary A. Simanson
		Name:	Gary A Simanson
		Title:	Managing Member

Date: December 12, 2024

	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson